GBM INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
B-43882

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GBM International, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2700 Post Oak Blvd., Suite 1110
                                  (No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Macouzet   281-745-9100
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.

(Name – if individual, state last, first, middle name)

2950 North Loop West, Suite 1200	Houston	Texas	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Jose Macouzet _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc. _____ , as of December 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GARDENIA ORQUIDEA SALAS
Notary Public, State of Texas
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Notary ID 129742787

_____
Notary Public

_____
Signature

President/Chief Compliance Officer
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE NUMBER
INDEPENDENT AUDITORS' REPORT	3-4

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION	5
STATEMENT OF INCOME	6
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS	7
STATEMENT OF STOCKHOLDER'S EQUITY	8
STATEMENT OF CASH FLOWS	9
NOTES TO FINANCIAL STATEMENTS	10-22

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL	23
GBM INTERNATIONAL, INC EXEMPTION REPORT	24
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	25
INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	26
GENERAL ASSESSMENT RECONCILIATION	27



EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of GBM International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBM International, Inc. as of December 31, 2018, the related statement of income, changes in subordinated borrowings, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GBM International, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GBM International, Inc.'s management. Our responsibility is to express an opinion on GBM International, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GBM International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the securities and exchange commission and general assessment reconciliation has been subjected to audit procedures performed in conjunction with the audit of GBM International, Inc.'s financial statements. The supplemental information is the responsibility of GBM International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the above noted supplementary schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

We have served as GBM International, Inc.'s auditor since 2007.

Houston, Texas

February 28, 2019

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	5,385,604
Deposits held by clearing brokers, restricted		416,790
Receivable from employees		28,000
Receivable from affiliates		1,716,381
Securities owned - marketable, at market value		1,047,348
Other assets		37,467
TOTAL CURRENT ASSETS		8,631,590
Property and equipment, net		12,355
TOTAL NON-CURRENT ASSETS		12,355
TOTAL ASSETS	$	8,643,945

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$	238,112
State tax liability, net		1,491
Accrued income tax payable to affiliate		115,728
Deferred income tax payable		5,150
TOTAL CURRENT LIABILITIES		360,481

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding		-
Additional paid in capital		3,221,333
Retained earnings (deficit)		5,062,131
TOTAL STOCKHOLDER'S EQUITY		8,283,464
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,643,945

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Commission income	$ 8,629,999
Interest and dividends	77,270
Other income	72,048
TOTAL REVENUE	8,779,317

EXPENSES

Employee compensation and benefits	1,746,376
Clearing, execution and commission fees	1,910,305
Research and terminal usage fees	160,630
General and administrative	687,153
Professional fees	403,497
Interest expense	50,927
Depreciation expense	7,009
TOTAL EXPENSES	4,965,897
INCOME BEFORE INCOME TAXES	3,813,420
PROVISION FOR INCOME TAXES	(808,849)
NET INCOME	$ 3,004,571

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2018

BALANCE AT DECEMBER 31, 2017	$	-
Proceeds from subordinated notes		-
Payment of subordinated notes		-
BALANCE AT DECEMBER 31, 2018	$	-

GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Shares	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2017	725	$ 5,100,334	$ 2,057,560	$ 7,157,894
Distributions	-	(1,879,001)		(1,879,001)
Net income	-	-	3,004,571	3,004,571
BALANCE AT DECEMBER 31, 2018	725	$ 3,221,333	$ 5,062,131	$ 8,283,464

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,004,571
Adjustments to reconcile net income		
to cash provided by operating activities:		
Depreciation		7,009
Deferred income taxes		10,269
Changes in operating assets and liabilities		
Deposits held by clearing brokers, restricted		(3,085)
Securities owned at market value		(1,047,348)
Receivable from employees		(5,000)
Receivable from affiliates		(42,962)
Other assets		(1,551)
Accounts payable and accrued liabilities		78,371
Securities - short market value		(115,968)
Sales Tax Liablity		(592)
Accrued income taxes payable to affiliate		(959,130)
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		924,584
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment		(5,904)
NET CASH USED IN		
INVESTING ACTIVITIES		(5,904)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advance to affiliate		(1,500,000)
Distribution		(1,879,001)
NET CASH USED IN		
FINANCING ACTIVITIES		(3,379,001)
NET DECREASE IN CASH AND		
CASH EQUIVALENTS		(2,460,321)
CASH AND CASH EQUIVALENTS, beginning of year		7,845,925
CASH AND CASH EQUIVALENTS, end of year	$	5,385,604
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	50,927

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of Corporativo GBM S.A.B. de C.V. ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2018, International maintained Securities Clearing Agreements with Pershing LLC ("Pershing") and Apex Clearing Corporation, Inc. ("APEX"). Pursuant to the terms of each Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at each clearing firm. At December 31, 2018, International was required to have cash deposits of $150,000 at Pershing and $250,000 at Apex. Should either Pershing or Apex suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2018 there were no such amounts owed to either clearing firm nor did International incur any such loss during the year ended December 31, 2018.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2018 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction.

NOTE1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

At December 31, 2018 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2018.

At December 31, 2018, International maintained cash of $154,633, $251,157 and $10,000 in the clearing deposit account of Pershing, APEX and RJO respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under other income.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, deferred rent and rent incentive.

International is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $2,853 for the year ended December 31, 2018.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption other income. There was no net material realized and unrealized foreign currency losses recorded in 2018. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Recent Accounting Pronouncements

Lease Accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right of use ("ROU") asset approach. We adopted the new standard on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

The new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in our financial statements.

NOTE 2:   Revenue Recognition

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

NOTE 2:   Revenue Recognition (*Continued*)

Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission income – represents revenue sharing for their clients' purchases and sales of GBM Mexico funds, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. GBM Mexico assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

NOTE 2:   Revenue Recognition (*Continued*)

The following table presents our total commission revenue disaggregated by investment product category:

		Twelve Months Ended December 31, 2018
Foreign exchange	$	294,492
Options		3,306,694
Equities		2,616,117
Fixed income		1,293,333
Commodities		56,670
12b-1 fees		1,062,693
Commissions income	$	8,629,999

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

NOTE 2:   Revenue Recognition (*Continued*)

		Twelve Months Ended December 31, 2018
Sales based		
Foreign exchange	$	294,492
Options		3,306,694
Equities		2,616,117
Fixed income		1,293,333
Commodities		56,670
Total sales-based revenue	$	7,567,306
Trailing		
12b-1 fees	$	1,062,693
Total trailing revenue		1,062,693
Total Commission revenue	$	8,629,999

Other income is generated by interest income from margin accounts, non-purpose loan accounts, firm account revenue, annual fees charged to customers and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the Comisión Nacional Bancaria y de Valores ("CNBV"). However, there were no such transactions entered into during 2018. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico and earns prime brokerage fees from GBM Mexico. Commission, dealer income, and prime brokerage fees earned from GBM Mexico during the year ended December 31, 2018 was $2,093,619. Commissions and fees receivable from GBM Mexico at December 31, 2018 was $212,927. GBM Mexico also charges International for overhead costs.

During the year ended December 31, 2018, International paid for accounting and administrative services to GBM Mexico of $108,000, under the terms of the administrative services agreement.

NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES
(*Continued*)

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates. As of December 31, 2018, there was a $115,728 payable to PI, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

From time to time advances are made to employees by International. At December 31, 2018, a total of $28,000 of employee receivables remained outstanding.

International has advanced $1,500,000 to PI. The advance is unsecured with no interest rate and payable upon demand.

NOTE 4:   NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2018, International had net capital, as defined, of $6,260,151 which was $6,160,151 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.06 to 1.0 at December 31, 2018. International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule I.

NOTE 5:   FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

NOTE 5:   FAIR VALUE OF INVESTMENTS (*Continued*)

participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

Mexican Securities: Valued at the closing price reported on the active market on which the individual securities sold short are traded.

NOTE 5:   FAIR VALUE OF INVESTMENTS (*Continued*)

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2018
Mexican. Securities				
Corporate Stock	$ 1,047,348	$ -	$ -	$ 1,047,348
Total	$ 1,047,348	$ -	$ -	$ 1,047,348

There were no transfers between levels during the year ended December 31, 2018.

NOTE 6:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2018:

	Estimated Useful Life	
Office Equipment	5 Years	$ 89,060
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		195,314
Less: Accumulated Depreciation		(182,959)
Property and Equipment, net		$ 12,355

NOTE 7:   INCOME TAXES

As of December 31, 2018, the Company's provision for income taxes was as follows:

Federal Provision (Benefit)		
Current	$	795,728
Deferred		10,268
		805,996
State Provision		
Current		2,853
Total Provision for Income Taxes	$	808,849

NOTE 7:   INCOME TAXES (*Continued*)

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes.   The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and unrealized gains on securities.

The Company did not have unrecognized tax benefits as of December 31, 2018 and does not expect this to change significantly over the next twelve months.   The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.   As of December 31, 2018, the Company has not accrued interest or penalties related to uncertain tax positions.   The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2015 and beyond.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on December 31, 2020.   Future minimum lease payments for this lease at December 31, 2018 are as follows:


Year Ending
December 31,


2019	68,315
2020	69,768
Total	$ 138,083

Rent expense for the year ended December 31, 2018 was $106,174.

Security Transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent.   Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction.   At December 31, 2018 International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required

NOTE 8:   COMMITMENTS AND CONTINGENCIES (*Continued*)

to discharge the obligation of the nonperforming party.   In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.   International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right.   As of December 31, 2018, International has no recorded liabilities with regard to the right. During 2018, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 9:   CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America. For the year ended December 31, 2018, revenue from one customer represented more than 10% of International's commission. The concentration risk is mitigated through International's client's risk procedures.

NOTE 10:   401(K) PLAN

The Company maintains a 401(k) plan for employees. The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $11,000 for the year ended December 31, 2018.

NOTE 11:   SUBSEQUENT EVENTS

Subsequent events were evaluated through February 28, 2019 which is the date the financial statements were available to be issued, and noted no significant subsequent events.

SUPPLEMENTAL

INFORMATION

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Net capital:		
Total stockholder's equity	$	8,283,464
Reductions and charges:		
Nonallowable assets:		
Property and equipment, net		12,355
Receivables from non-affiliates, affiliates and employees		1,755,833
Other assets		37,467
Total nonallowable assets and charges, net		1,805,655
Net capital before haircuts on security positions		6,477,809
Haircuts on security positions		217,658
Net capital		6,260,151
Aggregate indebtedness		360,481
Percent of aggregate indebtedness to net capital		6%
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	6,160,151

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Reconciliation of net capital to unaudited FOCUS

There is a difference of $69,680 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$	5,762,454
Adjustments:		
Final tax adjustments		486,718
Other adjustments		10,979
Net capital per audited schedule	$	6,260,151

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2018 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2018.



GBM GRUPO BURSÁTIL MEXICANO
INTERNATIONAL

February 19th, 2019

Exemption Report

GBM International Inc.'s Assertions

On behalf of GBM International, Inc., I attest that to the best of my knowledge:

1. GBM International, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of section (k)(2)(ii) throughout the year ending December 31st, 2018;

2. GBM International, Inc. met the identified exemption provision in SEC Rule 15c3-3 (k)(2)(ii) throughout the year ending December 31st, 2018 without exception.

Jose Macouzet
President and CCO

2700 Post Oak Blvd. Suite 1110 Houston Texas 77056



EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GBM International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBM International, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GBM International, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) GBM International, Inc. stated that GBM International, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GBM International, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GBM International, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, Texas

February 28, 2019